May 12, 2006
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Brad Skinner
Mark Kronforst

Re:	Palm, Inc.
Form 10-K for the Fiscal Year Ended June 3, 2005
Filed July 29, 2005
Dear Mr. Skinner and Mr. Kronforst:
     Palm, Inc. (“Palm”, “our” or “we”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in its letter dated May 1, 2006 regarding our Form 10-K filed with the Commission on July 29, 2005.
     For your convenience, we have repeated the Staff’s comment in italic type and have included our response to the Staff’s comment immediately below the applicable comment.
Form 10-K for the Fiscal Year Ended June 3, 2005
Item 8. Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page 58
1.	We have read your response to prior comment 3 and note that you only refer to warranty costs and telephone support. However, we note that you offer downloadable updates from your website (http://www.palm.com/us/support/) that may offer additional functionality to your customers. Please tell us more about these updates and their effect on revenue recognition for your handheld products.

Response: Palm respectfully advises the Staff that, pursuant to the guidance of paragraphs .31 and .59 of SOP 97-2, Palm recognizes revenue on handheld products upon delivery to the customer.

The software updates Palm has posted to the website at http://www.palm.com/us/support/ which are available to existing handheld device customers for download consist of 1) freeware, 2) pass-through software from third-parties, 3) bug fixes and 4) insignificant modifications that Palm believes do not constitute upgrades or enhancements as those terms are defined in the glossary of SOP 97-2, which states, “An improvement to an existing product that is intended to extend the life or improve significantly the marketability of the original product through added functionality, enhanced performance, or both. The terms upgrade and enhancement are used interchangeably to describe improvements to software products; however, in different segments of the software industry, those terms may connote different levels of packaging or improvements. This definition does not include platform-transfer rights.” The four items outlined above are discussed in more detail below.

An example of freeware is the Palm Desktop that we have posted to our support website. The Palm Desktop software may be used as a standalone organizer on a personal computer using either the Windows or Apple operating systems without purchasing a Palm handheld product, and is available to anyone who might want it free of charge. Since this product is available free of charge and may be used independent of the device, no separate revenue accounting is required at the time the handheld device is sold.

Pass-through software consists of third-party software and updates. This may relate to either updates to the third-party software that was initially provided with the original hardware device or other third-party software which companies wish to make available to Palm customers. In general, Palm provides a link to the third-party site where customers can obtain these software programs and updates independently from this download. An example of pass through software from a third-party includes PocketMirror provided by Chapura. The PocketMirror software is synchronization software which connects the Palm handheld products to a traditional PC. Since these products and updates are available free of charge to a Palm customer directly from the third-party vendor, no separate revenue accounting is required for these items at the time the handheld device is sold.

Most of the updates posted at our website represent bug fixes. The bug fixes are intended to resolve issues which have been identified based on analysis of customer support calls and warranty returns. These bug fixes are posted to our support website to correct situations that reduce the effectiveness of our handheld products to operate as represented in our marketing literature, customer user guide or other published technical specifications by making adjustments to our firmware and application software embedded in Palm’s handheld products at the time of shipment. In addition, Palm receives input from our carrier partners regarding bug fixes they recommend for our smartphones in order to better comply with the carrier’s technical specifications. Palm believes these bug fixes should be accounted for as a warranty obligation as described in paragraph .31 of SOP 97-2, which states, in part: “obligations related to warranties for defective software, including warranties that are routine, short-term, and relatively minor, should be accounted for in conformity with FASB Statement No. 5.” We believe this conclusion is also supported by TPA5100.43 cited below.

From time to time, Palm also provides other insignificant modifications to the software included within its devices. There are several types of minor modifications which fall into this category. These changes have typically only been made to our smartphone products, and are made while the device is in current production. The wireless carriers require any change to the software within the device (whether bug fix or other modification) to be tested for compatibility on their network before the software can be released; this process is extensive and can take several weeks. To expedite this process, Palm combines both its bug fixes (needed for both existing customers and new sales) and other modifications into a software maintenance release to provide to the carrier for certification testing. Additionally, by combining bug fixes and these other modifications, Palm reduces the complexity of technical support calls by limiting the number of versions of software in use. To date, the types of modifications have consisted primarily of:
•	Changes related to FCC requirements. Products are tested for compliance with FCC requirements prior to initial release. Changes are made to maintain and improve ongoing compliance. While these changes are included in new smartphone sales, they are not required to be retroactively implemented. However, as described above, these changes have been bundled into the software for ease of carrier certification and technical support.

•	Bluetooth carkit drivers. The smartphone products support wireless devices using Bluetooth technology. As additional manufacturers include Bluetooth devices in their products, minor updates are required to ensure compatibility and deliver the stated functionality of the device. These updates are similar to updates provided for free by the manufacturers of PC peripheral devices in order to remain compatible with Microsoft Windows when changes are made to that operating software.

•	Other minor modifications. Palm makes other minor modifications to simplify use of the existing features in the device. Palm monitors customer returns and calls to its technical support line to determine if changes should be made to its existing products to reduce product returns and technical support calls, thereby reducing overall costs connected with the sale of its handheld devices. These modifications have consisted of such changes as a slight modification in the way information is displayed on the screen for missed calls and changes in the screen display to make it easier for users to enable the Bluetooth functionality included in the device.
Palm does not believe that any of these modifications constitute an upgrade or enhancement as defined by SOP 97-2. SOP 97-2 defines an upgrade/enhancement as follows:

         “An improvement to an existing product that is intended to extend the life or improve significantly the marketability of the            original product through added functionality, enhanced performance, or both” [emphasis added].

These minor modifications do not extend the product life, nor do they improve the marketability of our products, as evidenced in part by the fact that they have not been called out in new product marketing. As noted previously, they are included in the bug fix update provided to customers to 1) expedite certification by the wireless carriers, 2) reduce costs related to technical support calls and product returns and 3) reduce the complexity of technical support by limiting the number of software releases in use.

Palm believes that the posting of bug fixes (referred to as “maintenance releases”) to its website is an important part of Palm’s overall warranty program and that the related accounting is consistent with the guidance contained in paragraph .31 of SOP 97-2 and TPA5100.43. As noted previously, some of the bug fixes have been requested by the wireless carriers to comply with their technical specifications. In order to encourage customers to download these maintenance releases, Palm promotes the benefits of these maintenance releases in a positive manner. In addition, Palm encourages users to download the maintenance releases posted to our support website in order to reduce our warranty costs.

To better assist the Staff in understanding the nature of the updates Palm provides to its customers, we have provided a line item explanation of a download currently available on our website. Palm has provided maintenance releases for all of its smartphones, including its entire Treo 650 family. The Treo 650 Updater 1.13 for Sprint PCS smartphones is an example of a smartphone maintenance release. The first product release of the Treo 650 was to Sprint PCS in the second quarter of fiscal year 2005. Palm has chosen this particular update for this example because, as the first release of the Treo 650 family, the Sprint Treo 650 would be expected to need relatively more bug fixes than subsequent versions of the Treo 650 sold to other carriers. The Treo 650 Updater 1.13 represents the third maintenance release for the Sprint Treo 650 and is a cumulative maintenance release which incorporates fixes from the prior two updates. The Treo 650 Updater 1.13 consists of the following updates:
•	“Integrates the Treo 650 E911 Updater” — E911 is an FCC requirement and was provided with the initial device shipment. Subsequent to the introduction of the product, a hardware component was changed. As a result of the change, while the product remained in compliance with the E911 requirement, the level of compliance was lower than prior to the hardware change. Palm made this bug fix change to achieve a higher level of compliance.

•	“Improves memory handling” — This update corrected memory management software that was initially released to manage the utilization of the memory capacity of the device as discussed below. This represents a bug fix to ensure operability of the memory with GoodLink, a third-party software provider.

•	“Enables Bluetooth Dial-Up Networking” — This software was included in the initial device shipment. This change made it easier for users to identify and utilize the functionality and is expected to reduce the calls to the technical support center. This represents a minor modification which did not extend the life of the product or significantly enhance its marketability.

•	“Updates VersaMail to version 3.1” — The device shipped with VersaMail 3.0. Version 3.1 is a bug fix update that stabilized the product and reduced software errors.

•	“Adds support for more Bluetooth carkits” — Bluetooth carkit software was included in the initial device. This update provides the same functionality for additional Bluetooth carkits. As mentioned previously, Palm believes that this update is comparable to PC peripheral updates, preserving the stated functionality of the product and does not provide additional functionality or enhanced performance.

•	“Reduces post-dial delay” — This update represents a bug fix for various carrier compatibility issues; as a result of the fix, one of the benefits apparent to the user was a reduction in the time after dialing before the telephone began to ring.

•	“Sends SMS messages from Missed Call Alert” — The device, as initially shipped, included both Missed Call Alert and SMS messaging functionality. This update displays the SMS messaging button when the user received a Missed Call Alert. This represents a minor modification which did not extend the life of the product or significantly enhance its marketability.

•	“Now there’s a New User Guide” — This is not a software update. It is a PDF file of the updated version of the User Guide.

•	“Optimizes memory handling and frees up more memory” — This software fix was included in the first update release, and has been included on all Sprint PCS Treo 650 devices sold since January 2006. At the time of the initial sales of the Sprint Treo 650, a limited number of heavy users experienced difficulty managing the device memory, particularly when attempting to transfer all data and applications from a Treo 600 onto a new Treo 650. This problem arose because of a design change from volatile memory in the Treo 600 to non-volatile memory in the Treo 650. The original software design for the non-volatile memory resulted in certain data being stored in large segments. If a user attempted to transfer a large block of information to a Treo 650, the information would not be accepted even though there was enough memory available on the Treo 650. In order to respond to this problem, Palm initially provided add-on memory cards as a warranty solution to any Treo 650 customer who called with this memory complaint. Additionally, Palm redesigned the software program to correct the memory handling of the device. As soon as the software program was certified by the carrier, any new production incorporated this redesign. In addition, Palm provided a download patch on its website and was able to discontinue providing memory cards as a warranty solution to this problem.

•	“Overall voice quality improvements” — This bug fix corrects the voice gains and digital clipping that occurred under certain conditions, primarily environments with excessive background noise. The description contained on Palm’s website highlights one of the benefits apparent to users of the bug fix.

•	“Internal setting modifications” — This is a bug fix to correct access to Sprint Affiliate roaming partner networks.

•	“TTY (also known as TDD or Text Telephone)” — This is an FCC requirement and was provided with the initial device shipment. This updated our compliance with the FCC requirement.

•	“Optimizations for data calls” — This corrected technical data network errors. If a device’s registration timer expired during a data connection, the network would send an error message when the device tried to re-register to the network. In addition, after a data session was completed, the device continued to respond to the network thus causing a network resource issue.

•	“Bluetooth carkit drivers” — This is similar to the previous Bluetooth item. Bluetooth software was included in the initial device. This update provides the Bluetooth functionality for additional Bluetooth carkits. As mentioned previously, Palm believes that this update is comparable to PC peripheral updates, preserving the stated functionality of the product, and does not provide additional functionality or extend the life of the product.

SOP 97-2, paragraph .31 states, in part, “In applying the provisions of this paragraph, obligations related to warranties for defective software, including warranties that are routine, short-term, and relatively minor, should be accounted for in conformity with FASB Statement No. 5.”

TPA5100.43 provides additional interpretive guidance of paragraph .31 of SOP 97-2 as follows:
“43 Corrections of Errors in Computer Software (Bug Fixes) Inquiry—A software vendor licenses software products to customers. Customers may elect to obtain postcontract customer support (PCS) from the software vendor as an element of the software arrangement, or customers may choose not to obtain PCS. In order to satisfy its warranty obligations, the software vendor provides bug fixes (free of charge) that are necessary to maintain compliance with published specifications to those customers that do not obtain PCS from the software vendor.
Paragraph 31 of SOP 97-2, Software Revenue Recognition (ACC 10,700.31), states, “... obligations related to warranties for defective software, including warranties that are routine, short-term, and relatively minor, should be accounted for in conformity with FASB Statement No. 5.” However, the SOP’s glossary (ACC 10,700.149) indicates that PCS may include services such as the correction of errors (for example, bug fixing). If a software vendor provides bug fixes (under warranty obligations) free of charge that are necessary to maintain compliance with published specifications, should the software vendor account for the estimated costs to correct the bugs in accordance with FASB Statement No. 5, Accounting for Contingencies (AC C59), or should the vendor consider the practice of providing bug fixes free of charge part of PCS (which may result in the deferral of revenue)?
Reply—In this situation, the software vendor should account for the estimated costs to provide bug fixes (that are necessary to maintain compliance with published specifications) in accordance with FASB Statement No. 5 (AC C59).”
As noted above, Palm does not believe that any of the updates it provides represent an upgrade or enhancement as defined in the glossary to SOP 97-2. Therefore we believe it is appropriate to account for all the software updates that we provide to our customers in accordance with FASB Statement No. 5.

In addition, SOP 97-2 paragraph .59 states, “PCS revenue may be recognized together with the initial licensing fee on delivery of the software if all of the following conditions are met.
a.	The PCS fee is included with the initial licensing fee.

b.	The PCS included with the initial license is for one year or less.

c.	The estimated cost of providing PCS during the arrangement is insignificant.

d.	Unspecified upgrades/enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent.

If PCS revenue is recognized upon the delivery of the software, the vendor must accrue all estimated costs of providing the services, including upgrades/enhancements. Upgrades/enhancements are not developed solely for distribution to PCS customers; revenues are expected to be earned from providing the enhancements to other customers as well. Therefore, costs should be allocated between PCS arrangements and other licenses.”
Palm is in compliance with the provisions of paragraph .31 and the interpretation of paragraph .31 contained in TPA5100.43 and the provisions of paragraph .59 of SOP 97-2, as explained below:
•	Palm maintains a reserve for bug fixes and insignificant modifications within its warranty accrual.

•	Any PCS fee is included in the initial sales price; Palm does not offer any PCS renewal program.

•	The initial PCS term, which for Palm represents warranty and telephone support, is for one year or less.

•	The cost of providing warranty and telephone support is accrued, and the cost of any other PCS is insignificant.

•	Palm does not provide upgrades and enhancements to customers via download.
In addition, as requested by the Staff, we are providing additional information regarding Palm’s extended warranty program. For Palm’s smartphone products, the warranty period is one year, except where otherwise required by regional laws. For Palm’s handheld computing products, the warranty period is either 90 days or one year depending on the product, except where otherwise required by regional laws. Palm offers an extended care program for $50 which includes one year of additional hardware warranty for defects in workmanship and material, and two years of additional telephone support. For all Palm products, the initial telephone support period is 90 days. For its handheld computing products only, Palm offers an extended telephone support service for an additional one year for a fee of $45.

Pursuant to the guidance of FASB Technical Bulletin No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, the extended warranty and telephone support revenue is recognized over the contract term and does not impact the accounting for the initial warranty and telephone support services in accordance with the guidance of FASB Statement No. 5, Accounting for Contingencies.
In connection with our response we acknowledge:
•	We are responsible for the adequacy and accuracy of the disclosures in our filing;

•	Your comments or our changes to our disclosures in response to your letter do not foreclose the SEC from taking any action with respect to our filings; and

•	We will not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
In the event you have any additional questions, please contact me directly at (408) 617-7000.
Sincerely,
Palm, Inc.

By: /s/ Andrew J. Brown
Andrew J. Brown
Senior Vice President and Chief Financial Officer